BB 7/5

SEC MAIL RECEIVED PROCESSING
MAY 03 2006
WASH. D.C. 213 SECTION

SEC ... ISSION

06009088

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AB 7/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2005 (MM/DD/YY) AND ENDING February 28, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

North Point Advisors 580 California Street, Suite 2000
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Jacquin 415·358·3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

#3 Embarcadero Center San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

AB 7/8/06

OATH OR AFFIRMATION

I, Rana B. DiOrio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Point Advisors LLC, as of May 2, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rana B. DiOrio
Signature

Managing Director
Title

Notary Public

JULIA CHAN
COMM. # 1443366
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP. OCT. 3, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Francisco

On May 2nd, 2006 (Date) before me, Julia Chan (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Rana B. D.Orio (Name(s) of Signer(s)),

☐ personally known to me – **OR** – ☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

JULIA CHAN
COMM. # 1443366
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP. OCT. 3, 2007

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: May 1, 2006 Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: Rana B. D.Orio

- ☐ Individual
- ☒ Corporate Officer
  Title(s): Managing Director
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney-in-Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing:
North Point Advisors

Signer's Name: ______

- ☐ Individual
- ☐ Corporate Officer
  Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney-in-Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: ______

PRICEWATERHOUSECOOPERS

North Point Advisors LLC

(A Limited Liability Company)

Financial Statements

February 28, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Members of
North Point Advisors LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in members' equity and of cash flows present fairly, in all material respects, the financial position of North Point Advisors LLC (the "Company") at February 28, 2006, and the results of its operations, the changes in its members' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

April 27, 2006

North Point Advisors LLC
(A Limited Liability Company)
Statement of Financial Condition
February 28, 2006

Assets	
Cash and cash equivalents	$ 2,358,680
Accounts receivable	20,414
Client reimbursable expenses (net of $50,000 allowance for doubtful accounts)	149,870
Deposits	132,307
Investments, at value	833,338
Furniture and equipment, net	221,672
Prepaid expenses	7,184
Total assets	$ 3,723,465
Liabilities and Members' Equity	
Liabilities	
Accrued referral fees payable	$ 697,450
Accrued compensation payable	557,409
Accounts payable	81,515
Total liabilities	1,336,374
Members' equity	2,387,091
Total liabilities and members' equity	$ 3,723,465

The accompanying notes are an integral part of these financial statements.

North Point Advisors LLC
(A Limited Liability Company)
Statement of Operations
For the year ended February 28, 2006

Revenue	
Advisory fees	$ 5,143,210
Interest income	12,684
Total revenue	5,155,894
Expenses	
Compensation and benefits	1,910,715
Professional fees	1,182,651
Occupancy and equipment	214,679
Office expenses	121,622
Travel, entertainment and business development	498,989
Insurance	36,770
Depreciation expense	61,273
Repairs and maintenance	29,846
Other expenses	56,957
Total expenses	4,113,502
Net income	$ 1,042,392

The accompanying notes are an integral part of these financial statements.

North Point Advisors LLC
(A Limited Liability Company)
Statement of Changes in Members' Equity
For the year ended February 28, 2006

	Managing Member
Balance at March 1, 2005	$ 1,344,699
Net income	1,042,392
Balance at February 28, 2006	$ 2,387,091

The accompanying notes are an integral part of these financial statements.

North Point Advisors LLC
(A Limited Liability Company)
Statement of Cash Flows
For the year ended February 28, 2006

Cash flows from operating activities	
Net income	$ 1,042,392
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	61,273
Advisory fees received in-kind	(150,000)
Change in operating assets and liabilities	
Decrease in accounts receivable	706,417
Increase in client reimbursable expenses, net	(55,139)
Increase in prepaid expenses	(870)
Increase in deposits	(21,149)
Increase in accounts payable and accrued expenses	924,790
Net cash provided by operating activities	2,507,714
Cash flows from investing activities	
Purchases of furniture and equipment	(40,040)
Purchases of investments	(350,005)
Net cash used in investing activities	(390,045)
Net increase in cash and cash equivalents	2,117,669
Cash and equivalents at beginning of year	241,011
Cash and equivalents at end of year	$ 2,358,680

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

North Point Advisors LLC, a Delaware limited liability company (the "Company"), was formed on June 21, 2004, and operates under a Limited Liability Company Agreement (the "LLC Agreement"). The Company was formed to engage in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. Effective April 19, 2005, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). The managing member of the Company is North Point LLC, a Delaware limited liability company (the "Managing Member").

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting. The following is a summary of the significant accounting policies followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents may be in excess of federally insured limits.

Deposits

Deposits represent restricted cash invested in a Certificate of Deposit to serve as collateral for the Company's lease agreement.

Financial Instruments

The carrying amount of the Company's financial instruments, which include cash and cash equivalents, investments, receivables, accounts payable and accrued liabilities, approximated fair value at February 28, 2006.

Furniture and Equipment

Furniture and equipment represent artwork, equipment (including computer hardware, software and other equipment) and furniture. Artwork is stated at cost. Equipment and furniture is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (three years for computer equipment, five years for other equipment and seven years for furniture, respectively). Expenditures which substantially increase an asset's useful life are capitalized. Minor replacements, enhancement, maintenance and repairs are charged to expense as incurred.

Investments

Investments consist of investments in non-publicly traded equity securities and are recorded at fair value as determined annually by the Company. The Company takes into account the financial condition, operating results, the value of additional equity offerings of the issuers, and other factors pertinent to the valuation of the investments, in order to determine the fair value. Because of the inherent uncertainty of such valuations, estimated fair values may differ significantly from the value that would have been used had a ready market for the investments existed and these differences could be material.

Revenue Recognition

Advisory fees represent fees earned for investment banking services provided to the Company's clients and are recorded upon the achievement of specific milestones, pursuant to the terms of contractual arrangements.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients which, pursuant to the terms of contractual agreements, will be recouped from relevant clients.

Allowance for Doubtful Accounts

The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client contractual agreements will successfully close, based on a percentage of outstanding contracts. Such provision is included net of client reimbursable expenses on the statement of financial condition.

Income Taxes

The Company is a limited liability company and is considered, for United States of America tax purposes, to be a pass through entity. Each member's share of taxable income or loss is included in the tax return of that member.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. At February 28, 2006, the Company had net capital of $1,022,306 which was $855,259 in excess of its required net capital of $167,047. The Company's net capital ratio was 1.31 to 1.

4. Furniture and Equipment

Furniture and equipment consisted of the following at February 28, 2006:

Artwork	$ 18,791
Computer equipment	82,347
Other equipment	78,320
Office furniture	132,297
	311,755
Less: Accumulated depreciation	(90,083)
Net furniture and equipment	$ 221,672

Depreciation expenses totaled $61,273 for the year ended February 28, 2006.

5. Commitments

The Company leases office space under an operating lease which expires May 31, 2007. The future minimum lease payments are as follows:

Year Ended February 28	
2007	$ 205,054
2008	51,574
	$ 256,628

6. Members' Equity and LLC Agreement

Effective June 21, 2004, the Company received a capital contribution of $500,000 from the Managing Member. On that date, the Company also entered into a loan agreement with OMI Partnership Holdings Ltd. ("OMI") to borrow $500,000. Effective January 31, 2005 the Managing Member assumed all rights and obligations of the principal of the loan, together with accrued interest of $30,685 (calculated at 10% per annum) for 2005 which was then converted to capital and contributed to Member's Equity.

The LLC Agreement sets forth the respective rights and obligations of the members of the Company and provides for terms of its management and conduct of its affairs. The Company's Managing Member is responsible for managing the affairs of the Company.

Capital Accounts

A capital account is maintained for each member. The account is increased by capital contributions, allocable share of net profit and any items of income or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss. Allocation of profit and losses and cash contributions and distributions are made in accordance with the LLC Agreement.

7. Related Party Transaction

An amount of $1,000,000 has been included in compensation and benefits expenses as compensation expense to the sole member of the Managing Member.

Supplementary Information

North Point Advisors LLC
(A Limited Liability Company)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of February 28, 2006 | **Supplementary Schedule I**

Computation of net capital		
Member's equity from statement of financial condition		$ 2,387,091
Deductions		
Non-allowable assets		
Investments		833,338
Client reimbursable expenses, net		149,870
Furniture and equipment, net		221,672
Prepaid expenses and deposits		139,491
Accounts receivable		20,414
Net capital		$ 1,022,306
Aggregate indebtedness		$ 1,336,374
Computation of net capital requirement		
Net capital requirement (12.5% of aggregate indebtedness)	(A)	$ 167,047
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 167,047
Excess net capital (net capital, less net capital requirement)		$ 855,259
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 888,669
Ratio: Aggregate indebtedness to net capital		1.31%

There are no material differences between the amounts presented above and the amounts as reported on the Company's unaudited Focus Report as of February 28, 2006, as amended.

North Point Advisors LLC
(A Limited Liability Company)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of February 28, 2006 **Supplementary Schedule II**

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has complied with the exemptive provisions of SEC Rule 15-c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants on Internal Control
Required By SEC Rule 17a-5

To the Member of
North Point Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of North Point Advisors, LLC (the "Company") for the year ended February 28, 2006, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

PRICEWATERHOUSECOOPERS

of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 27, 2006